UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2008

GIANT OIL & GAS INC.
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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Sale of Common Shares

On April 18, 2008, Giant Oil & Gas Inc., a Canadian corporation (the "Company") issued 112,360 common shares to two non-US investors at USD $0.89 per share for a total offering price of USD $100,000.  The common shares were offered by the Company pursuant to an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended.

For all the terms and conditions of the subscription agreements, reference is hereby made to the form of the subscription agreement annexed hereto as exhibit 10.1.  All statements made herein concerning the foregoing agreements are qualified by references to said exhibits.

Section 9-Financial Statements and Exhibits
Item 9.01 Financial Statements and Exhibits.

(a)           Financial Statements of business acquired.                                                                            Not applicable
(b)           Pro forma financial information.                                                                                                Not applicable
(c)           Exhibits:
Exhibit 10.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
GIANT OIL & GAS INC.

By: /s/ Rob Sandhu
Name:  Rob Sandhu
Title: President
Date: April 18, 2008